Exhibit 99.1

United Announces Board Changes and

Resolution of Proxy Contest

Edward L. Shapiro and Barney Harford Join Board in Settlement Agreement;
Mutually Agreed Additional Director to Join Board Within Six Months

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Robert A. Milton To Become Non-Executive Chairman of the Board

CHICAGO, April 20, 2016 — United Continental Holdings, Inc. (NYSE: UAL) today announced additional changes to its Board and a settlement agreement with Altimeter Capital Management, LP and PAR Capital Management, Inc. under which two of their designees, Edward L. Shapiro, Managing Partner and portfolio manager at PAR, and Barney Harford, former Chief Executive Officer of Orbitz Worldwide, Inc., will immediately join the Board.  United will also add a mutually agreed independent director to the Board within six months.  Altimeter has withdrawn its notice of intent to nominate directors at the 2016 Annual Meeting of Shareholders and agreed to certain “stand-still” provisions.

On March 6, 2016, three new independent directors joined the Board: James A.C. Kennedy, former President and Chief Executive Officer of T. Rowe Price Group, Inc.; Robert A. Milton, former Chairman and Chief Executive Officer of ACE Aviation Holdings Inc. and previously Chairman, President and Chief Executive Officer of Air Canada; and James M. Whitehurst, President and Chief Executive Officer of Red Hat, Inc., and previously Chief Operating Officer of Delta Air Lines, Inc. Milton and Whitehurst have a combined total of 30 years of airline experience.

Henry L. Meyer III, the current Non-Executive Chairman, and two other current directors, John H. Walker and Charles A. Yamarone, will be retiring and will not stand for re-election at the 2016 Annual Meeting. Accordingly, as of the 2016 Annual Meeting, seven of the Company’s 14 directors — and five of the 11 independent directors — will be new to the Board since March 1, 2016.

In light of Meyer’s impending retirement, United’s Board has elected Milton Non-Executive Chairman, effective immediately following the election of directors at the 2016 Annual Meeting.  Oscar Munoz, United’s President and Chief Executive Officer, has decided to amend his employment agreement to defer from the 2017 Annual Meeting to the 2018 Annual Meeting the anticipated time at which he would assume the additional position of Chairman of the Board.

Munoz said, “We all thank Henry, John, and Chuck for their dedicated Board service over the years. With his deep experience in the airline industry, we are confident Robert is an excellent choice for Non-Executive Chairman and he is exceptionally qualified to lead our Board. We welcome Ed and Barney to the Board, and look forward to working constructively together as we build upon United’s increasing positive momentum. We appreciate the valuable input we have received from Altimeter, PAR, and other shareholders.”

Munoz added, “When taken together with substantial changes the Board independently has adopted — the addition of three new directors on March 6, the retirement of three directors at the time of the Annual Meeting, the designation of the new Board Chair as of the Annual Meeting and deferral of the contemplated timing for my appointment as Board Chair — the addition of the two new directors designated by Altimeter and PAR will transform our Board governance. That will be further strengthened by another director to be selected in the near future by mutual agreement with Altimeter and PAR.”

Munoz concluded, “I will continue to work closely with United’s Board, management team and our 85,000 talented aviation professionals to build on our momentum and focus on what matters most: improving our operational and financial performance while elevating the experience of our valued employees and customers.”

Shapiro said, “This resolution is a positive outcome for United and its shareholders, employees and customers, and I look forward to working with my fellow Board members for the benefit of all of the shareholders. We are confident that the changes contemplated by the settlement agreement, when combined with the recent changes made by the Board, will create a new Board that is well positioned to help management to achieve United’s full potential.”

Harford said, “I am pleased to be joining the United Board and look forward to collaborating with Robert and the rest of the Board to help Oscar drive improved operational and financial performance and increase shareholder value.”

Robert Milton, 55, served as Chairman and Chief Executive Officer of ACE Aviation Holdings Inc. from 2004 to 2012, and was previously President and Chief Executive Officer of Air Canada from 1999 to 2004. He joined Air Canada in 1992 in a consulting capacity and progressed from the role of Senior Director of Scheduling to Vice President, Scheduling and Product Management, Senior Vice President, Marketing and In-Flight Service and Executive Vice President and Chief Operating Officer before being named President and CEO in 1999. He is currently the lead director of Air Lease Corporation, a director of the Smithsonian National Air and Space Museum, and a trustee of the Georgia Tech Foundation Inc.   Milton is a past director of US

Airways, Inc., and is also a past Chairman of the Board of Governors of IATA (The International Air Transport Association). He holds a Bachelor of Science degree in Industrial Management from the Georgia Institute of Technology.

Edward Shapiro, 51, is currently Managing Partner and portfolio manager at PAR Capital Management, Inc., a Boston-based investment management firm specializing in investments in travel, media and Internet-related companies.  Prior to joining PAR Capital in 1997, Mr. Shapiro was a Vice President at Wellington Management Company, and before that an Analyst at Morgan Stanley & Co. Mr. Shapiro also serves as Chairman of the Boards of Global Eagle Entertainment (NASDAQ: ENT) and Lumexis Corporation, and a director of Sonifi Solutions.  He previously served on the board of US Airways and Web.com (NASDAQ: WEB), formerly Interland, Inc.  Mr. Shapiro earned his Bachelor of Science degree in economics from the University of Pennsylvania’s Wharton School and an MBA from UCLA’s Anderson School of Management.

Barney Harford, 44, served as Chief Executive Officer of Orbitz Worldwide, Inc. from 2009 to 2015, leading a successful turnaround that culminated in a sale to Expedia, Inc. in 2015. Previously, Harford served in multiple roles at Expedia from 1999 to 2006, including as President of Expedia Asia Pacific from 2004 to 2006, leading the company’s entry into China, Japan and Australia. Harford serves as Non-Executive Chairman of the Board of Lola, a chat-based travel planning service that offers customers personalized recommendations for hotels, flights and more. He also serves on the Board of LiquidPlanner, a dynamic project management solution for technology teams. Harford previously served on the Boards of eLong, GlobalEnglish, Crystal Orange Hotel Group (formerly Mandarin Hotel Holdings) and Orbitz Worldwide. Harford holds an MBA degree from INSEAD and a Master of Arts degree in Natural Sciences from Clare College, Cambridge University.

The settlement agreement among United, Altimeter, and PAR will be filed shortly with the Securities and Exchange Commission.

About United

United Airlines and United Express operate an average of nearly 5,000 flights a day to 342 airports across six continents. In 2015, United and United Express operated nearly two million flights carrying 140 million customers. United is proud to have the world’s most comprehensive route network, including U.S. mainland hubs in Chicago, Denver, Houston, Los Angeles, New York/Newark, San Francisco and Washington, D.C. United operates more than 700 mainline aircraft, and this year, the airline anticipates taking delivery of 20 new Boeing aircraft, including 737 NGs, 787s and 777s. The airline is a founding member of Star Alliance, which provides service to 192 countries via 28 member airlines. Approximately 85,000 United employees reside in every U.S. state and in countries around the world. For more information, visit united.com, follow @United on Twitter or connect on Facebook. United Continental Holdings, Inc. common stock is traded on the NYSE under the symbol UAL.

Forward-looking Statements

This release contains forward-looking statements that reflect the expectations and beliefs of United Continental Holdings, Inc. (the “Company” or “UAL”) with respect to certain current and future events relating to its Board of Directors, Mr. Munoz’s activities and the delivery of aircraft.  Factors that could cause actual events or results to differ significantly from those described in the forward-looking statements include, but are not limited to, those described in Part I, Item 1A., “Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, as well as other risks and uncertainties set forth from time to time in the reports the Company files with the U.S. Securities and Exchange Commission (the “SEC”). All forward-looking statements in this release are based upon information available to the Company on the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as required by applicable law.

Additional Information and Where to Find It

This release may be deemed to be solicitation material in connection with the matters to be considered at the 2016 annual meeting (the “2016 Annual Meeting”) of shareholders of UAL.  UAL intends to file a proxy statement and a WHITE proxy card with the SEC in connection with any such solicitation of proxies from UAL shareholders. UAL SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Shareholders will be able to obtain any proxy statement, any amendments or supplements thereto and other documents filed by UAL with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at UAL’s website at http://ir.united.com/ in the “Securities Filings” section or by writing to UAL at 233 South Wacker Drive Chicago, Illinois 60606, Attn: Corporate Secretary.

Participants in the Solicitation

UAL and its directors and executive officers may be deemed to be participants in the solicitation of proxies from UAL’s shareholders in connection with the matters to be considered at the 2016 Annual Meeting. Investors may obtain information regarding UAL and its directors and executive officers in UAL’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 18, 2016, and UAL’s definitive proxy statement for its 2015 annual meeting of shareholders (the “2015 Annual Meeting”), which was filed with the SEC on April 24, 2015.  To the extent holdings of UAL securities by UAL’s directors or executive officers have changed since the amounts disclosed in the definitive proxy statement for the 2015 Annual Meeting, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 and Statements of Change in Beneficial Ownership on Form 4 filed with the SEC.  More detailed information regarding the identity of potential participants in the solicitation, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with the 2016 Annual Meeting.

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